Exhibit 99.1

ESSA Completes Second Tranche of Equity Offering, Raising Additional US$5 Million

HOUSTON and VANCOUVER, Jan. 16, 2018 /CNW/ - ESSA Pharma Inc. (TSXV: EPI; NASDAQ: EPIX) ("ESSA" or the "Company") announced today that, further to its previously announced offering of equity securities, it has closed the second tranche of its brokered equity offering, raising an additional US$4 million from a fund managed by Omega Fund Management, LLC ("Omega") as well as the partial exercise by the Canadian agent of its over-allotment option for additional proceeds of approximately US$1 million (collectively, the "Offering"). Together with the initial closing on January 9, 2018 of the brokered equity offering and concurrent non-brokered private placement, the Company has raised total gross proceeds of approximately US$26 million.

Pursuant to the Offering, 14,500,000 common shares of the Company ("Common Shares") were issued, of which Omega acquired 9,300,000, representing approximately 8% of the issued and outstanding Common Shares, and Omega acquired 10,700,000 pre-funded common share purchase warrants of the Company ("Warrants", and together with the Common Shares, the "Securities") all at a price of US$0.20 per Security (the "Offering Price").  Each Warrant entitles Omega to acquire, for a nominal exercise price, one Common Share until 4:30 p.m. (Toronto time) on the date that is 60 months following its date of issuance. Assuming the exercise in full of the 10,700,000 Warrants and certain common share purchase warrants held by Omega prior to the Offering, Omega would own 22,303,029 Common Shares, representing approximately 17.6% of the issued and outstanding Common Shares, on a partially-diluted basis.

Effective on the closing of the Offering, Hugo Beekman of Omega Fund Management, LLC, was appointed to the board of directors of the Company pursuant to the terms of a nomination rights agreement between ESSA and Omega. Under the terms of the nomination rights agreement, Omega is entitled to nominate one director to the board of directors of ESSA, who must meet ESSA's general criteria for directors, for so long as Omega holds at least 9.99% of the issued and outstanding Common Shares.

The Securities were issued pursuant to the terms and conditions of a second amended and restated agency agreement dated January 5, 2018 between the Company and a Canadian agent as the Company's sole agent for the Offering in Canada, with an exclusive U.S. placement agent being part of the selling group. The selling group was: (a) paid a cash commission equal to 7.0% of the gross proceeds of the Offering; and (b) issued broker warrants (the "Broker Warrants") representing 5.0% of the aggregate number of Common Shares and Warrants issued and sold under the Offering.

The Company intends to use the net proceeds of the Offering primarily to advance the preclinical and clinical development of the Company's next-generation Aniten compounds. The net proceeds will also be used for the interest and principal payments on the Company's outstanding debt and for working capital and general corporate purposes.

The Offering was completed in each of the provinces of British Columbia, Alberta and Ontario by way of a second amended and restated prospectus supplement dated January 5, 2018 to ESSA's base shelf prospectus dated December 22, 2015 (collectively, the "Prospectus") and elsewhere on a private placement basis.

The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or "U.S. persons," as such term is defined in Regulation S promulgated under the U.S. Securities Act ("U.S. Persons"), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the Company's securities to, or for the account of benefit of, persons in the United States or U.S. Persons.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the the intended use of the net proceeds of the Offering.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein, in the Prospectus and in ESSA's Annual Report on Form 20-F dated December 11, 2017 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com, ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither the TSXV nor its Regulation Service Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ESSA Pharma Inc

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%CIK: 0001633932

For further information: Contact Information: David S. Wood, Chief Financial Officer, Tel: (778) 331-0962

CO: ESSA Pharma Inc

CNW 08:40e 16-JAN-18